SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Roll of Juridical Persons (CNPJ) no. 42.150.391/0001 -70
Business Registration Number (NIRE) no. 29.300.006.939

Public company

SHAREHOLDERS ANNOUNCEMENT

Braskem S.A. ("Braskem"), supplementary to the relevant fact announcement published on December 14, 2005, hereby informs shareholders and the market of the following:

PAYMENT OF INTEREST ON OWN CAPITAL

As the Shareholders have already been informed, the Board of Directors met on December 13, 2005 and authorized payment to Braskem shareholders of up to R$ 385,000,000.00 (three hundred and eighty five million Brazilian reais) in interest attributable to shareholders’ equity; it delegated the decision on the exact amount to be credited to the shareholders to the executive board, within the limit set by the board of directors in relation to the amount to be determined at the end of the financial year 2005, pursuant to the legal and statutory limits and rules of the Company and imputing said amount to the priority obligatory dividends for the financial year 2005, under the terms of Law no. 9.249/95 and paragraph 6 of Article 44 of the company's by-laws.

Therefore at the meeting held on this date, the Board of Directors decided:

1. to pay the shareholders interest attributable to shareholders’ equity in the total gross amount of R$270,000,000.00, of which:

a)
R$179,367,987.39 for holders of “A” class preferred shares and holders of American Depositary Receipts (“ADRs”), which corresponds to the gross amount of R$0.746145 per share and R$1.492290 per ADR (each ADR traded on the New York Stock Exchange – NYSE: BAK – corresponds to 2 class "A" preferred shares);

b)	R$452,881.35 for holders of “B” class preferred shares, which corresponds to the gross amount of R$0.563940 per share, which is equivalent to 6% of the unit value of a share, pursuant to the article 9 of the Braskem By-Laws; and

c)	R$90,179,131.26 for holders of common stock, which corresponds to the gross amount of R$0.746145 per share.

2. that the corresponding credit in the accounting records of Braskem will be made on December 29, 2005, individually for each shareholder on the basis of the stock position on the same date;

3. that payment will be made within 60 days of the Ordinary General Meeting due to be held in 2006, on the basis of the stock position on December 29, 2005, which will be taken as "Brazilian Record Date" to fulfill obligations under the ADR program maintained by Braskem in the United States of America (“Brazilian Record Date” – NYSE), being the shares traded on the stock exchanges "ex" of this interest on own capital as of January 2, 2006 (“Brazilian Ex-Date – NYSE).

As legally required, payment of interests will be made net of income tax which will be withheld at source at the rate of 15% under Law no. 9.249/95, except for corporate or legal entity shareholders that show that they are exempt or immune under the provisions of Law no. 9.532/97, or for publicly quoted or closely held supplementary pension entities, insurance companies or scheduled individual retirement fund managers that have adhered to the Special Taxation Regime pursuant to Provisional Measure no. 2.222/01 and Law no. 10.431/02.
Any shareholders resident or domiciled in a country that does not tax this income or taxes it at a rate of less than twenty percent (20%), as mentioned in Art. 24 of Law 9.430/96, are subject to income tax withheld at source at the rate of twenty-five percent (25%).

As share registrar for Braskem stock, Banco Itaú S.A will send shareholders notification of the credit and payment referred to above and will be at the service of shareholders to clarify any questions at Shareholder Assistance positions in its branches located at the addresses below:

- Rua Boa Vista, 176 - 1º subsolo – São Paulo-SP;
- Rua Sete de Setembro, 99 - subsolo - Rio de Janeiro-RJ;
- Av. João Pinheiro, 195 - térreo - Belo Horizonte-MG;
- Rua Sete de Setembro, 746 - térreo - Porto Alegre-RS;
- Rua João Negrão, 65 - sobreloja - Curitiba-PR;
- Av. Estados Unidos, 50 - 2º andar - Salvador-BA;
- SCS Quadra 3 - Edifício D’Ângela - sobreloja - Brasília-DF.

São Paulo, December 29, 2005.

BRASKEM S.A.
Paul Altit
Director of Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer